Exhibit 99.28(p)(2)

Optima Asset Management LLC

CODE OF ETHICS

A.	INTRODUCTION

The Firm has adopted this Code of Ethics (the “Code”) in compliance with the Rules in order to specify the standard of conduct expected of its Supervised Persons. The Firm will, upon request, furnish clients with a copy of this Code.

All Supervised Persons of the Firm must comply with the Rules. In particular, it is unlawful for the Firm or any of its Supervised Persons, by use of the mail or any means of instrumentality of interstate commerce, directly or indirectly:

1.	To employ any device, scheme, or artifice to defraud any client or prospective client of the Firm;
2.	To engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon ay client or prospective client of the Firm; or
3.	To engage in any fraudulent, deceptive, or manipulative practice.

In adopting this Code, the Firm recognizes that its Supervised Persons owe a fiduciary duty to the Firm’s clients accounts and must (a) at all times place the interests of Firm clients first; (b) conduct personal securities transactions in a manner consistent with this Code and avoid any abuse of a position of trust and responsibility; and (3) adhere to the fundamental standard that Supervised Persons should not take inappropriate advantage of their positions. In addition, Supervised Persons must report any violations of the Code to Compliance.

A material code of ethics violation means a breach of the Code that raises relatively serious issues that suggest the possibility of a violation of the securities laws, particularly Section 17(j) of the Investment Company Act of 1940 and Rule 17j-1 thereunder or Section 206 of the Investment Advisers Act of 1940. The triggering event can vary based on the specific facts and circumstances of a situation, but may include issues such as insider trading, front running, short-term trading, market timing or other circumstances or patterns of incidents or transactions or a series of minor violations which in their aggregate may constitute a serious violation.

B.	DEFINITIONS

1.       Access Person means all Supervised Persons of the Firm and specifically includes Members of the Board of Managers. Supervised Persons are generally full-time and part-time employees of the Firm although Compliance may designate other individuals/consultants as Supervised Persons based on their access to sensitive company/client information. Due to the size and nature of the Firm’s business activities and resources, it is presumed that all Supervised Persons have access to confidential information regarding client’s holdings and transactions. There are a few select employees that have clerical roles that do not have access to confidential information and therefore are not deemed to be supervised persons.

2.       Affiliate Account means any account in which an Access Person has Beneficial Ownership, as defined below.

3.       Automatic Investment Plan means a program in which regular, periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

4.       Beneficial Ownership means a direct or indirect “pecuniary interest”, as defined in Rule 16a-1(a)(2) under the Exchange Act of 1934, as amended (the “Exchange Act”) that is held or shared by a person directly or indirectly through any contract, arrangement, understanding, relationship or otherwise, in a Security. This term generally means the opportunity directly or indirectly to profit or share in any profit derived from a transaction in a Security.

Access Persons are deemed to have Beneficial Ownership over accounts maintained by or for:

a.	An Access Person’s spouse/domestic partner and minor children;
b.	Any individuals who live in the Access Person’s household and over whose purchases, sales or other trading activities the Access Person has control or investment discretion;
c.	Any persons to whom the Access Person provides primary financial support, and either (a) whose financial affairs the Access Person controls or (b) for whom the Access Person provides discretionary advisory services;
d.	Any trust or other arrangement which names the Access Person as beneficiary, remainderman or trustee*; and
e.	Any partnership, corporation or other entity in which the Access Person has a 25% or greater beneficial interest, or in which the Access Person exercises effective control.

5.       Client Account means any account for which the Firm provides services, including investment advice and investment decision making authority.

6.       Initial Public Offering means an offering of securities registered under the Securities Act of 1933, as amended (the “Securities Act”), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

7.       Limited Offering means an offering that is exempt from registration under the Securities Act pursuant to Section 4(2) or Section 4(6), or Rule 504, 505 or 506 under the Securities Act.

8.       Managed Account means an account in which an Access Person has Beneficial Ownership that is managed by an unaffiliated, third-party investment manager or an independent trustee. In order to be deemed a Managed Account, the Access Person cannot suggest purchases or sales of investments, direct the purchase or sale of investments, or consult with the third-party manager or trustee as to the particular allocation of investments to be made in the account. Access Persons must attest to the Managed Account status at the inception of the account, or at the time of becoming an Access Person and annually thereafter.

9.       Material Non-Public Information means:

a.	Information is generally deemed material if a reasonable investor would consider it important in deciding whether to purchase or sell a company’s securities or information that is reasonably certain to affect the market price of the company’s securities, regardless of whether the information is directly related to the company’s business.
b.	Information is considered non-public when it has not been effectively disseminated to the marketplace. Information found in reports filed with the SEC or appearing in publications of general circulation would be considered public information.

10.     Reportable Fund means (a) any fund for which the Firm serves as an investment adviser as defined by the Investment Company Act of 1940 (the “Investment Company Act”); or (b) any fund whose investment adviser or principal underwriter controls the Firm, is controlled by the Firm, or is in common control with the Firm.

11.     Reportable Security means a Security as defined in Section 202 of the Advisers Act but does not include:

a.	Direct obligations of the Government of the United States;
b.	Bankers’ acceptances, bank certificates of deposit, commercial paper, and other high quality, short-term debt instruments, including repurchase agreements;
c.	Shares issued by money market funds;
d.	Shares issued by open-end funds (including exchange traded funds (“ETFs”) and excluding Reportable Funds); and
e.	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds (including ETFs and excluding Reportable Funds).

12.     Restricted List means a list of Securities that the Firm is considering for restricting client and/or personal transactions.

13.     Security means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call, straddle, option, or privilege on any security (including any interest therein or based on the value thereof), or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

C.	RESTRICTIONS ON PERSONAL INVESTMENTS AND OTHER ACTIVITIES

1.	Personal Trading.

a.	GENERAL. It is the responsibility of each Access Person to ensure that a particular securities transaction being considered for his or her Affiliate Account is not subject to a restriction contained in this Code or otherwise prohibited by any of the Rules. Personal securities transactions by Access Persons may be effected only in accordance with the provisions of the Code.

b.	DUPLICATE STATEMENTS AND CONFIRMATIONS FOR AFFILIATE ACCOUNTS. Each Access Person is required to report their personal brokerage account(s) or any account that may hold Reportable Securities for the beneficial ownership of the Access Person to the CCO so duplicate statements can be sent to the Firm. Duplicate statements should be mailed to the Firm. Compliance has authority to utilize direct transaction/holdings feeds using an authorized vendor to collect and maintain employee and employee affiliated account trade and holdings data for the purpose of compliance review.

c.	INITIAL PUBLIC OFFERINGS AND LIMITED OFFERINGS. No Access Person may acquire any securities in an Initial Public Offering or a Limited Offering, including but not limited to Secondary Offerings and Private Placements, without first obtaining written pre-clearance approval from Compliance.

Compliance will approve the transaction if Compliance concludes that the transaction complies with the provisions of this Code and is not likely to have any adverse economic impact on current clients. A request for approval must be made by completing the request through ComplySci. (or by sending an e-mail to Compliance with sufficient information for Compliance to assess the transaction) and submitting it to Compliance in advance of the contemplated transaction. Access Persons should disclose their investment in an issuer when the Access Person is involved in the Firm’s consideration of an investment in the issuer on behalf of clients.

PRECLEARANCE OF TRANSACTIONS IN AFFILIATE ACCOUNTS. An Access Person must obtain the prior approval from Compliance before engaging in any transaction involving an equity security or a derivative an equity security.

Preclearance requests must be submitted to Compliance no later than 11:00 AM EST on the day on which preclearance is sought. Compliance will seek to respond to all requests by 3:00 PM EST of that same day. Any request submitted after 11:00 AM EST will be reviewed as soon as possible but may not be reviewed until the following business day.

In accordance with the Information Barrier Policy, Compliance will keep a watchlist of publicly traded companies where the firm has clients that hold board of director positions. In any instance where a company employee transacts a personal buy or sell in that security an alert will be generated in ComplySci to the CCO. While trading is not restricted in this list of companies, personal trades are flagged for CCO review based on the potential inside knowledge that our firm customers.

i.	BLACKOUT PERIOD - No preclearance purchase requests will be approved for seven (7) days prior to the quarterly roll of the STAR fund holdings and until the business day after the final trades have been submitted to all applicable brokers. Preclearance sell requests will be reviewed up until one (1) day prior to the quarterly roll of the STAR fund holdings.

d.	EXEMPTION FROM PRECLERANCE REQUIREMENTS. The requirements of Section IV(C)(1)(d) above shall not apply to the following:

i.	DE MINIMIS TRANSACTIONS – As the Firm’s transactions in individual securities are generally for highly liquid, widely-traded equity securities, it is unlikely that any individual Access Person could affect a transaction that would move the market in a security for which the Firm is transacting on behalf of clients. Therefore, the Firm maintains a liberal de minimis policy for Access Persons to effect transactions in publicly traded, Reportable Securities. The following transaction limit is available for this de minimis exception:

●	No Compliance approval is needed for a transaction for companies with a market capitalization greater than $2B.

ii.	AUTOMATIC INVESTMENT PLANS – Purchases and sales of securities that are part of an Automatic Investment Plan.

iii.	NON-VOLITIONAL TRANSACTIONS – Purchases and sales of Reportable Securities that are non-volitional on the part of the Access Person such as sales/acquisitions/exchanges that are made pursuant to a merger, tender offer, or exercise of rights.

iv.	MANAGED ACCOUNT EXEMPTION – Purchases and sales of Reportable Securities (except for transactions in an Initial Public Offering or a Limited Offering, including but not limited to Secondary Offerings and Private Placements, which are required to be approved under Section IV(C)(1)(c)) effected in, and the holdings of, any account over which the Access Person has no direct or indirect influence or control (e.g., blind trust, discretionary account, trust managed by third party, etc.).

In order to qualify for this Managed Account Exemption, the Access Person cannot, and must certify no less frequently than annually that he/she has not:

●	suggested purchases or sales of investments to the trustee or third- party discretionary manager;
●	directed purchases or sales of investments; or
●	consulted with the trustee or third-party discretionary manager as to the particular allocation of investments to be made in the account.

e.	SHORT TERM TRADING PROHIBITION. An Access Person must obtain the prior written approval of Compliance prior to effecting a short-term transaction that would result in a profit. The purchase and sale, or sale and purchase, of the same (or equivalent) securities within 30 calendar days are generally regarded as short-term trading. Compliance will make general exceptions for preclearance for securities that do not pose a potential for conflicts of interest and this prohibition does not apply to Managed Accounts.

f.	REPORTING

i.	Holdings Reports

●	Initial Holding Report – No later than 30 days after commencement of employment with the Firm or otherwise becoming an Access Person, each Access Person must inform Compliance of there personal accounts. This includes the name of any broker-dealer or financial institution with which the Access Person maintains a personal or Affiliate Account; and (c) the account number(s).

If an Access Person maintains no holdings in Reportable Securities, he/she is required to inform the CCO of that.

●	Annual Holdings Report – No later than thirty (30) days after calendar year-end, each Access Person must submit to Compliance a signed and dated Annual Holdings Report. The Annual Holdings Report must contain the following information (current as of a date not more than 45 days prior to the date of the report): (a) the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership; (b) the name of any broker-dealer or financial institution with which the Access Person maintains an Affiliate Account; and (c) the date that the report is submitted by the Access Person.

In lieu of listing the title, number of shares and principal amount of each Reportable Security, the Access Person may reference brokerage or account statements, current as of a date not more than 45 days prior to the date of the report in the Annual Holdings Report, provided they contain the same information required to be reported in the Annual Holdings Report. If an Access Person maintains no holdings in Reportable Securities, he/she is required to submit a report indicating that there were no holdings.

●	Quarterly Report of Personal Securities Transactions – No later than thirty (30) days after the end of each calendar quarter, each Access Person must complete a quarterly attestation of Personal Securities Transactions to Compliance listing all transactions during the previous calendar quarter in a Reportable Security in which the Access Person had any direct or indirect Beneficial Ownership. The Quarterly Report of Personal Securities Transactions must contain the following information: (a) the date of the transaction, the title and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved; (b) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (c) the price of the security at which the transaction was effected; (d) the name of the broker, dealer or bank with or through which the transaction was effected; and (e) the date that the report is submitted by the Access Person.

If an Access Person effected no transactions in Reportable Securities during the previous calendar quarter, he/she is required to submit a report indicating that there were no transactions.

ii.	Exceptions to Reporting Requirements

●	An Access Person need not submit any transaction reports with respect to transactions effected in Reportable Securities held in accounts over which the Access Person has no direct influence or control. In order to qualify for the Managed Account Exemption, the Access Person cannot and must certify no less frequently than annually that he/she has not (a) suggested purchases or sales of investments to the trustee or third-party discretionary manager; (b) directed purchases or sales of investments; or (c) consulted with the trustee or third-party discretionary manager as to the particular allocation of investments to be made in the account.

●	An Access Person need not submit any transaction reports with respect to transactions effected pursuant to an Automatic Investment Plan

All reports of personal securities transactions filed pursuant to the Code shall be treated as confidential to the extent permitted by law.

2.	Outside Business Activities.

In addition to potentially taking a Supervised Person’s time and attention away from their duties at the Firm, outside business activities can pose a conflict of interest to the Firm. Therefore, the Firm has certain requirements that a Supervised Person must satisfy in order to be approved to engage in an outside business activity. Generally, an outside business activity is one for which the Supervised Person is compensated, directly or indirectly, by a person or entity other than the Firm. However, it is important to note that not all outside activities which can create a conflict of interest for the firm involve compensation.

The following outside activities must be disclosed to and approved by the Firm prior to a Supervised Person engaging in them

a.	SERVICE ON BOARDS OF DIRECTORS. A Supervised person shall not serve as director (or similar position on the Board or as an officer of any company, public or private), unless the Supervised Person has received written approval from Compliance and the Firm has adopted policies and procedures to address such service as needed. Compliance will retain a list of all approved outside directorships.

b.	OUTSIDE EMPLOYMENT. Any outside employment of a Supervised Person must be approved by the CCO, in addition to any supervisory approval required as per the Firm’s Employee Handbook. Outside employment includes the following:

i.	The Supervised Person being actively engaged in any investment related business or occupation, including if the Supervised Person is registered, or has an application pending to register, as a broker-dealer, registered representative of a broker-dealer, futures commission merchant (“FCM”), commodity pool operator (“CPO”), commodity trading advisor (“CTA”)), or an associated person of an FCM, CPO or CTA; or

ii.	The Supervised Person is actively engaged in any business or occupation for compensation, and the other business activity or activities provide a substantial source of the Supervised Person’s income or involve a substantial amount of the Supervised Person’s time. It the other business activities represent less than 10% of the Supervised Person’s time and/or income, it is presumed that they are not substantial.

Compliance will retain a list of all approved outside employment. All reports of outside business activities filed pursuant to the Code shall be treated as confidential to the extent permitted by law.

3.	Business Gifts and Entertainment.

The receipt or giving of gifts and entertainment to clients, prospective clients, vendors or those wishing to do business with Firm can create conflicts of interest for the Firm and can create an appearance of impropriety. Certain types of inducements could constitute illegal bribes, pay-offs and kickbacks and are strictly prohibited. To ensure that the Firm’s gifting activities do not create even the appearance of a conflict, the Firm has implemented the following guidance regarding the giving and receipt of gifts and entertainment:

a.	GIFTS. Supervised persons are generally prohibited from accepting or giving gifts greater than $500 in value, in the aggregate annually, from or to any person or company that does business with or is seeking to do business with the Firm, or a private investment vehicle managed by the Firm. Promotional items of nominal value that display a company logo are not deemed to be gifts.

Gifts of cash (or equivalents such as gift certificates or gift cards), securities, loans (except arm’s length transactions with financial institutions) to or from a person or company with whom the Firm has a potential or actual business relationship, are expressly prohibited.

Gifts over $100 in value must be reported to Compliance. Compliance will maintain records of all submitted gifts given and received.

b.	BUSINESS ENTERTAINMENT. Business entertainment, including meals or tickets to cultural, sporting or other events, when accompanied by the representative of the business (whether it is the Firm entertaining a client or a company who conducts, or wishes to conduct, business with the Firm) are permitted if they are reasonable in value and frequency. Contact Compliance with any questions about the reasonableness of business entertainment.

4.	Political Contributions.

Rule 206(4)-5 (the “Pay to Play Rule”) under the Advisers Act provides that political contributions, under certain circumstances, may constitute a fraudulent, deceptive or manipulative act. If the Firm or a Supervised Person of the Firm makes a disqualifying contribution, the Firm may be prohibited from receiving compensation from government entity clients for a period of two years after the disqualifying contribution is made. Firm employees and their immediate family members living in the same household are prohibited, without the prior approval of the CCO via the submission of a request through ComplySci, from directly or indirectly contributing to the political campaigns of state or local officeholders or candidates for state or local office that are directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser to a “government entity”, or have authority to appoint a person with such responsibilities. “Government Entity” includes (a) any agency, authority or instrumentality of a State or political sub-division of a State; (b) a pool of assets sponsored by a State or political subdivision or any agency, authority or instrumentality thereof, including but not limited to a “defined benefit plan” or a State general fund; and (c) a plan or program of a government entity. The prohibition applies to both individual contributions as well as contributions to political action committees (“PACs”).

At this time, the Firm’s existing and prospected clientele does not consist of state and local pension funds. If at any time the Firm begins soliciting state and local pension plans, the Firm will implement procedures reasonably designed to prevent and detect violations of the Rules.

5.	Insider Trading.

a.	STATEMENT OF POLICY. Persons associated with the Firm (including but not limited to shareholders, partners, members, officers, directors, employees, consultants and independent contractors) are prohibited from trading, either personally or on behalf of others, including client accounts managed by the Firm, in any security or security-based derivative position on the basis of material, non-public information in violation of the law. In addition, persons associated with the Firm are prohibited from communicating material, non-public information to any person (including Firm personnel) in violation of the law. This prohibited conduct is frequently referred to as “insider trading”. The Firm’s policy applies to the Firm and persons associated with the Firm. It extends to activities within and outside their duties at the Firm. Any questions regarding this policy should be referred to the CCO.

The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of material, non-public information to trade in securities (whether or not one is an “insider”) or communicating material non-public information to others. While the law concerning insider trading is not static, it is generally understood that the law prohibits:

i.	Trading by an insider while in possession of material, non-public information;
ii.	Trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or
iii.	Communicating material, non-public information to others.

b.	ELEMENTS OF INSIDER.

i.	Who is an Insider? The concept of “insider” is broad. It includes officers, directors, and employees of a company (and any personnel of such company serving in similar functions). In addition, a person may be deemed an insider if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. Insiders may include, among others, a company’s attorneys, accountants, consultants, bank lending officers, members of a creditors committee, and the employees of such organizations. In addition, the Firm may become an insider of a company it advises or for which it performs other services.

ii.	What is Material Information? Trading on non-public information is not a basis for liability unless the information is material. Material information generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that Supervised Persons should consider material includes, but is not limited to:

●	Earnings information;
●	Mergers, acquisitions, tender offers, joint ventures or changes in assets;
●	New products or discoveries, or developments regarding customers or suppliers (e.g. the acquisition or loss of a contract);
●	Change in auditors or auditor notification that the issuer may no longer rely on an auditor’s audit report;

●	Events regarding the issuer’s securities (e.g. defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities);
●	Bankruptcies or receiverships; or
●	Information concerning a proposed private offering (e.g. private investment in public equity (“PIPE”).

Material information does not have to relate directly to a company’s operations. For example, in Carpenter v U.S., 18 U.S. 316 (1987), the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Wall Street Journal and whether those reports would be favorable or not.

iii.	What is Non-Public Information? Information is non-public until it has been effectively disseminated to the marketplace. For example, information found in a report filed with the SEC, a court docket, or appearing on the Internet, in Bloomberg, Dow Jones, Thomson/Reuters Economic Services, the Wall Street Journal or other publications of general circulation would be considered public.

c.	CIRCUMSTANCES IN WHICH YOU MAY OBTAIN MATERIAL, NON-PUBLIC INFORMATION., Material, non-public information may be obtained in a variety of situations. For example, a person might inadvertently obtain material, non-public information through:

i.	Meetings with company representatives such as “one on ones” or other discussions with company executives, such as directors;
ii.	Serving as a director of a company;
iii.	Participation in industry meetings;
iv.	Discussions with industry experts or insider employees;
v.	Interaction with third-party service providers such as legal, banking, brokerage, administrative, and printing firms;
vi.	Family or personal relationships with insiders or others in the financial services industry;
vii.	Participation on creditor committees;
viii.	Brokerage relationships providing invitations and access to PIPE transactions;
ix.	Ownership of debt and equity securities of the same issuer;
x.	Interactions with clients, including private fund investors, who are corporate insiders; or
xi.	Interaction with other persons in the financial services industry.

This list is not exhaustive and material, non-public information may be obtained through other means.

d.	ESTABLISHING INSIDER TRADING LIABILITY. There are two main theories with respect to establishing insider trading liability, the Fiduciary Theory and Misappropriation Theory.

i.	Fiduciary Duty Theory – Insider trading liability is established when trading while in possession of material non-public information about a public issuer of securities that was obtained in breach of a fiduciary duty or other relationship of trust and confidence. There are alternative theories under which non-insiders can acquire the fiduciary duties of the insiders: they can enter into a confidential relationship with the company through which they gain information (e.g. attorneys, accountants, etc.) or they can acquire a fiduciary duty to the company’s shareholders as “tippees” if they are aware or should have been aware that they have been given confidential information by an insider who has violated his fiduciary duty to the company’s shareholders.

ii.	Misappropriation Theory – Insider trading liability is also established when trading occurs on material, non-public information that was stolen or misappropriated from any other person in breach of a duty owed to the source of the information, by defrauding such person of the exclusive use of such information. For example, in US v O’Hagan, 117 S.Ct. 2199 (1997), the Supreme Court found that an attorney misappropriated information from his law firm and its client when h traded on knowledge of an imminent tender offer while representing the company planning to make the offer. Rather that premising liability on a direct fiduciary relationship between the company insider and the attorney, the Court based misappropriation liability on the attorney’s deception of those who entrusted him with access to confidential information. The misappropriation theory can be used to reach a variety of individuals not previously thought to be encompassed under the fiduciary theory.

e.	PENALTIES FOR INSIDER TRADING. Penalties for trading on or communicating material, non-public information are severe – both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Civil penalties include, but are not limited to:

i.	Civil injunctions;
ii.	Treble damages;
iii.	Disgorgement of profits;
iv.	Fines for the person who committed the violation of up to three times the profit gains or loss avoided, whether or not the person actually benefitted;
v.	Fines for the employer or other controlling person of up to the greater of $1MM or three times the amount of the profit gains or loss avoided, if the employer either fails to maintain compliance procedures or fails to take appropriate steps to prevent the likely commission of acts constituting a violation;
vi.	Prohibition (which may be permanent) from any business or venture which relates directly or indirectly to securities, including investment management; and

vii.	Criminal penalties.

f.	PROCEDURES TO IMPLEMENT THE FIRM’S POLICY AGAINST INSIDER TRADING. Based on the nature of the Firm’s business activities, it is a very low risk entity for insider trading. Although the Firm poses a very low risk, every Supervised Person must follow these procedures, or risk serious sanctions, including dismissal, substantial personal liability, and/or criminal penalties. If you have any questions about these procedures, you should consult with the CCO.

i.	Steps Employees Should Take if in Possession of Material, Non-Public Information – If you believe that information in your possession is material and non-public, or if you have questions as to whether the information is material and non- public, you should take the following steps:

●	Report the matter immediately to the CCO;
●	Do not purchase or sell the securities on behalf of yourself or others, including private client accounts managed by the Firm; and
●	Do no communicate the information inside or outside the Firm (including to existing or prospective clients) other than the CCO.

After Compliance has reviewed the issue and consulted with counsel as appropriate, you will be instructed to continue the prohibitions against trading and communication or you will be allowed to trade based on and/or communicate the information.

ii.	Restricting Access to Material, Non-Public Information. Information in your possession that you identify as material and non-public may not be communicated to anyone, including persons within the Firm, except as provided above. All employees should take appropriate measures to prevent the flow or such material, non-public information from personnel of the Firm to others within the organization to the extent possible. Such measures may include, but are not limited to:

●	Sealing files containing material, non-public information;
●	Physically isolating from other personnel of the Firm the person or persons who have or who may be in receipt of material, non-public information; and
●	Restricting access to computer files containing material, non- public information.

iii.	Personal Securities Trading. The Firm’s Code contains restrictions on the personal securities trading of Access Persons. A personal securities transaction that would otherwise be permissible under the Code is not permissible under this policy if the Access Person is in possession of material, non-public information.

iv.	Recording. Compliance shall prepare and retain a written report detailing any matter reported to him in accordance with this policy and the resolution thereof.

D.	LEGAL AND REGULATORY PROCEEDINGS

All Supervised Persons will immediately notify Compliance if they become the subject of a complaint, regulatory proceeding or legal action. Compliance will make the determination of such complaint, regulatory proceeding or legal action is material to their employment at the Firm, triggers any client notification requirement or impacts the Firm’s regulatory filings.

E.	OVERSIGHT OF THE CODE OF ETHICS

Compliance is responsible for the oversight of this Code and for ensuring that all Access Persons have a current version of it. Upon employment, Compliance will provide new Supervised Persons with a copy of the Code. Additionally, whenever there is a material change to the Code, but no less frequently than annually, Compliance shall distribute a copy of the Code to all Supervised Persons. All Supervised Persons will be required to acknowledge, in writing, receipt and understanding of the Code and affirm that they will adhere to its requirements.

1.	Review of Transactions.

Each Access Person’s personal securities transactions will be periodically reviewed. Employees should be able to provide sufficient reasoning for any purchase of equity securities with a market cap under 2 billion dollars. The CCO’s personal securities transactions will be reviewed by an individual other than the CCO.

2.	Authority to Exempt Transactions.

Compliance has the authority to rebut the presumption of Access Person status or exempt any personal securities transaction in Reportable Securities from any or all of the provisions of this Code if Compliance determines that such exemption would not be against any client interests and is consistent with the Firm’s obligations under the Advisers Act. As deemed appropriate by the CCO, Compliance will prepare a written memorandum of an exemption granted, describing the circumstances and reasons for the exemption.

3.	Sanctions.

Upon determining that a Supervised Person has violated any provision of this Code, the Firm’s CCO, with senior management approval, may impose sanctions as he/she deems appropriate. These include, but are not limited to, oral or written reprimand that becomes part of the Access Person’s personnel record, fines, disgorgement of profits, suspension of or restrictions on trading privileges, suspension or termination of employment and/or reporting the Supervised Person to the appropriate authorities who may impose criminal or civil penalties.

F.	BOOKS AND RECORDS

In its books and records, the Firm will maintain all documents related to the Code including, but not limited to:

1.	Personal Trading.

●	A copy of the Code adopted and implemented any other Codes that have been in effect at any time within the past five (5) years;
●	A record of any violations of the Code, and any action taken as a result of the violation;
●	A list of all individuals who are or have been Access Persons of the Firm during the past five (5) years;
●	A record of all written acknowledgements for each person who is currently, or within the past five (5) years was an Access Person of the Firm;
●	Copies of all Holdings, Transaction and Activity Reports submitted by the Firm’s Access Persons for the past five (5) years; and
●	Records of all preclearance approvals and the reasons supporting the decision to approve the transaction in a Reportable Security, an Initial Public Offering or a Limited Offering for at least five (5) years after the end of the calendar year in which the approval was granted.

2.	Outside Business Activities.

●	A copy of all quarterly Outside Business Activities report submitted by each Supervised Person; and
●	A copy of all approvals of Outside Business Activities granted by Compliance and management.

3.	Gifts and Entertainment.

●	The Gift Log.

4.	Political Contributions.

At such time as the Firm engages in business activities that would implicate the Pay-to-Play rule, the Firm will ensure that all required books and records are retained.

G.	COMPLIANCE REVIEW

No less frequently than annually, Compliance shall review this Code to ensure that it remains reasonably designed and effective to prevent, detect and correct violations of the Advisers Act and other rules to which the Firm is subject as well as in accordance with industry best practices.

* A client account managed by the Firm over which the Access Person serves as Trustee will not be subject to the Code as an Affiliate Account of the Access Person. However, serving as Trustee presents a potential conflict of interest and trading activity in the client’s account will be subject to controls in place to ensure all activities are conducted in accordance with the Firm’s fiduciary duty to its clients.